

Ravi Sreerama · 2nd

Internationally recognized test prep expert

Los Angeles Metropolitan Area · 500+ connections ·

Contact info

Everydae

UCLA Anderson School o
Management

Experience

Co-Founder
Everydae
2019 – Present · 2 yrs

Course Instructor
Veritas Prep
2007 – 2019 · 12 yrs
Greater Los Angeles Area

Education

UCLA Anderson School of Management
MBA, International Business and Real Estate
2004 – 2006

Received the John Anderson Fellowship and the Heiko Haskamp Fellowship

USC Gould School of Law

JD, Business Law
1996 – 1999

Received the Kenneth Yee Scholarship

University of California, Berkeley, Haas School of Business
BS, Business Administration
1993 – 1996

Graduated Early with Honors

Licenses & certifications

Broker
California Department of Real Estate
Issued Nov 2000 · No Expiration Date

Lawyer
State Bar of California
Issued Dec 1999 · No Expiration Date

Skills & endorsements

Test Preparation · 23

Jake Robbins and 22 connections have given endorsements for this skill

Tutoring · 31

Jake Robbins and 30 connections have given endorsements for this skill

Academic Tutoring · 13

Jake Robbins and 12 connections have given endorsements for this skill

Show more